[LETTERHEAD OF BROCKER TECHNOLOGY GROUP]

      Brocker Appoints Michael Ridgway as Vice Chairman, Board of Directors

AUCKLAND, New Zealand - February 9, 2001. Brocker Technology Group Ltd. (Nasdaq:
BTGL, TSE: BKI) is pleased to announce the appointment of Mr. Michael Ridgway as Vice Chairman, Board of Directors. Mr. Ridgway will discontinue day-to-day management responsibilities as the CEO of the Company in order to spearhead Brocker's international marketing and acquisition efforts.

Mr.   Ridgway  will  continue  to  oversee  the   implementation   of  Brocker's
international   acquisition   strategy,   initially  focusing  on  the  proposed
transaction with the Littauer Group.

"This move will have a tremendous impact on Brocker's business moving forward, as it allows Michael to apply his talent and entrepreneurial spirit to our international growth initiatives," said Mr. Casey O'Byrne, Chairman of Brocker Technology Group. "This will enable him to contribute more of his resources towards our acquisition plans, which are critical to the future growth of the company."

Shortly after moving to New Zealand from England in 1986, Ridgway founded Sealcorp, a computer distribution firm which became a dominant player in the New Zealand technology market. In 1994, Sealcorp became a Brocker subsidiary and a catalyst for Brocker growth with Ridgway as CEO. Ridgway's past acquisitions have also added core products such as Bloodhound and Powerphone to Brocker's portfolio and complemented the talents and geographic spread of firms such as the recently acquired Datec Group.

Brocker's Board of Directors has appointed a committee to select appropriate candidates for the CEO position. In the interim, Richard Justice, formerly CFO and COO of Brocker Technology Group and CEO of Brocker New Zealand, has been appointed as Acting CEO. Mr. Justice began working with Sealcorp as a management consultant and financial controller in 1992.

Brocker is also pleased to announce that Grant Hope, previously Brocker Group's Financial Controller, has been appointed as the Corporation's CFO. Mr. Hope holds a Bachelor of Commerce degree from Otago University and is a qualified chartered accountant. Before joining Brocker, he worked for nine years with accounting and consulting firm, KPMG, in New Zealand, London and the Channel Islands, specialising in audit and corporate finance. Mr. Hope joined Brocker in 1998.

About Brocker Technology Group Ltd.

Brocker Technology Group Ltd. (http://www.brockergroup.com) is a global innovator in business-to-business communications focusing on application development, technical consulting services, application hosting, and vendor services. Brocker's e-communications products, collectively called the Enterprise Communication Suite (EC Suite), include Supercession (http://www.supercession.com), e-business transaction processing software; Bloodhound (http://www.bloodhound.co.nz), unified messaging software; and Powerphone, caller ID software that also displays all of the client's transaction history.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.


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The Toronto Stock Exchange has neither  approved nor disapproved the information contained herein.

COMPANY CONTACTS:

Nigel Murphy
Marketing Communications Manager
Brocker Technology Group
Tel: +64 9 374 2040
Email: nmurphy@brocker.co.nz